SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35558

Deregistration under Section 8(f) of the Investment Company Act of 1940

April 25, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2025. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on May 20, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AB CarVal Opportunistic Credit Fund [File No. 811-23858]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on February 28, 2025 and amended on April 15, 2025.

Applicant's Address: 1601 Utica Avenue South, Suite 1000, Minneapolis, Minnesota 55416.

Federated Hermes Government Income Securities, Inc. [File No. 811-03266]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Federated Hermes Government Income Fund, a series of Federated Hermes Government Income Trust, and on February 26, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $26,049.87 incurred in connection with the reorganization were paid by the applicant and the applicant's administrator.

Filing Dates: The application was filed on March 12, 2025 and amended on April 17, 2025.

Applicant's Address: Federated Hermes Funds, 4000 Ericsson Drive, Warrendale, Pennsylvania 15086-7561.

PMF Fund, L.P. [File No. 811-22941]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 15, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $222,425 incurred in connection with the liquidation were paid by the applicant's shareholders.

Filing Date: The application was filed on April 16, 2025.

Applicant's Address: 712 West 34th Street, Suite 201, Austin, Texas 78705.

PMF TEI Fund [File No. 811-22942]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 15, 2025, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $304,087 incurred in connection with the liquidation were paid by the applicant's shareholders.

Filing Date: The application was filed on April 16, 2025.

Applicant's Address: 712 West 34th Street, Suite 201, Austin, Texas 78705.

Stock Dividend Fund, Inc. [File No. 811-21576]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On April 7, 2025 and May 13, 2025, applicant made liquidating distributions to its shareholders based on net asset value. No Expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on April 14, 2025.

Applicant's Address: 10670 North Central Expressway, Suite 470, Dallas, Texas 75231.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.